Exhibit 99.2

                                   AGREEMENT

THIS AGREEMENT is made by and among (i) CRAIG A. WINN ("Winn"), (ii) REX SCATENA ("Scatena") (Winn and Scatena are hereinafter together referred to as the "Shareholders"), and (iii) NEAL HARRIS ("Harris").

                                   RECITALS:

     A. The Shareholders desire to induce Harris to enter into an Employment Agreement dated on or about the date hereof (the "Employment Agreement") with Value America, Inc. (the "Company"). The Shareholders own a significant percentage of the outstanding and issued shares of the Company.

     B. The Shareholders have agreed to make an additional payment to Harris in the event Harris' employment by the Company is terminated by the Company other than for death, "Disability," or "Due Cause" (as such terms are defined in Section 4(d) and Section 4(e) of the Employment Agreement) and provided that an election not to renew the term of the Employment Agreement shall not be deemed a termination of employment by the Company, which termination takes place during the period beginning one (1) year prior to a "Change of Control" and ending on the 5th anniversary of Harris' employment (such a termination within such time period being a "Triggering Termination"). For purposes hereof, "Change of Control" has the meaning set forth in Section 2(f) of the Company's 1997 Stock Incentive Plan, as amended, except that in subparagraph (i) thereof, the percentage "50%" shall be changed to "67%" and in subparagraph (ii) thereof, the introductory clause "Approval by the shareholders of the Company of" shall be changed to "Consummation by the Company of."

     For good and valuable consideration (including, without limitation, the benefits to the Shareholders as shareholders of the Company), the parties hereto, intending to be legally bound, do hereby agree as follows:

     1. Terms used herein and not otherwise defined shall have the meanings attributed to them in the Employment Agreement and the agreements related thereto.

     2. Each of Winn and Scatena, severally, but not jointly, agrees to pay to Harris, fifty percent (50%) of any "Loss Amount" (as hereinafter defined) if there is a Triggering Termination of Harris' employment by the Company.

     3. Loss Amount shall mean the lesser of (i) $10,000,000 and (ii) the product of (A) the aggregate number of unvested Option Shares on the day after the date (the "Termination Date") of the Triggering Termination under the Non-Qualified Stock Option Agreement granted pursuant to the Notice of Grant dated March 26, 1999 and under the Incentive Stock Option Agreement granted pursuant to the Notice of Grant dated March 26, 1999 and (B) the excess, if any, of (x) the Fair Market Value (as defined in Section 2(m) of the Company's 1997 Stock Incentive Plan, as amended) of an Option Share on the Termination Date over (y) Five Dollars ($5.00) (subject to appropriate pro rata adjustment in the event of a stock split, subdivision or other similar capital event) per share less than the exercise price per Option Share on the Termination Date.

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     4. Each of Winn and Scatena shall pay 50% of the Loss Amount to Harris within 30 days after the later of the date of Change of Control or Termination Date. Such payment shall either be in cash or in the form of the consideration received by Winn and Scatena in the Change of Control, as determined by Winn and Scatena in their sole, individual and absolute discretion. In the event any payment hereunder would adversely effect or prohibit a pooling of interest treatment for such Change of Control Harris agrees that such payment may be delayed, but not more than 18 months, to the earliest date that it can be made without adversely affecting or prohibiting a pooling of interest treatment. If, as a result of the operation of the preceding sentence, payment to Harris is delayed, Harris shall be entitled to interest on the amount to which he is entitled from the due date thereof until paid at the rate of eight percent (8%) per annum.

     5. In the event either Shareholder fails to pay any amount due hereunder on the date such sum is due and payable and such failure continues for fifteen (15) days after written notice thereof by Harris to such Shareholder, Harris shall be entitled to collect interest at the rate of ten percent (10%) per annum on such defaulted payment until paid, together with all reasonable costs of collection, including reasonable attorneys' fees and expenses.

     6. No party may assign this Agreement or any rights or obligations hereunder without the consent of all other parties. Notwithstanding the foregoing, this Agreement shall inure to the benefit of the heirs and estate of Harris. This Agreement contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous oral or written agreements or understandings among the parties with respect to such subject matter. This Agreement is in addition to the Employment Agreement and all other agreements between the Company and Harris. Harris' rights hereunder are in no way limited by any provision of the Employment Agreement or its related agreements. This Agreement may only be amended in a writing signed by all parties hereto.

     Counsel   This Agreement has been prepared by LeClair Ryan, A Professional
Corporation, as counsel to the Company ("Counsel"), after full disclosure of its representation of the Company, and with the consent and direction of the Shareholders and Harris. Shareholders and Harris have reviewed the contents of this Agreement and fully understand its terms. Shareholders and Harris acknowledge that they are fully aware of their right to the advice of counsel independent from that of Company, that Counsel has advised Shareholders and Harris of such rights and has disclosed to Shareholders and Harris the risks in not seeking such independent advice, and they understand the potentially adverse interests of the parties with respect to this Agreement. Shareholders and Harris further acknowledge that no representations have been made to them with respect to the tax or other consequences of this Agreement and that they have been advised of the importance of seeking independent counsel with respect to such consequences. By executing this Agreement, Shareholders and Harris represent that after being advised of the potential conflicts between the Company, the Shareholders and Harris with respect to future consequences of this Agreement. Shareholders and Harris have either consulted independent counsel or elected not to consult with independent legal counsel, notwithstanding the advisability of seeking independent legal counsel.

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     IN WITNESS WHEREOF, each of the parties has executed and delivered this
Agreement as of March 15, 1999.


                                             /s/ Craig A. Winn          (SEAL)
                                             ---------------------------
                                             Craig A. Winn


                                             /s/ Rex Scatena            (SEAL)
                                             ---------------------------
                                             Rex Scatena


                                             /s/ Neal Harris            (SEAL)
                                             ---------------------------
                                             Neal Harris